Exhibit 77I:  Terms of New or Amended Securities
------------------------------------------------

Tributary Funds, Inc. (the "Company," each series a "Fund," together the "Funds") is authorized to issue a total of 1,000,000,000 shares of common stock in series with a par value of $.00001 per share ("Shares"). Four Hundred million (400,000,000) of these Shares have been authorized by the Board of Directors to be issued in series designated for the existing eight Funds. The Board of Directors may re-allocate additional Shares in series, or may divide the Shares of any existing or new series into two or more subseries or classes, all without approval of the Funds' shareholders (the "Shareholders"). The Board of Directors has authorized two classes of Shares for each Fund - the Institutional Class and the Institutional Plus Class. The Board of Directors has authorized the issuance of 25,000,000 of the authorized Shares as Institutional Class shares and 25,000,000 of the authorized Shares as Institutional Plus Class Shares. Currently, only Institutional Class Shares have been issued and are outstanding.

All Shares, when issued, will be fully paid and non-assessable and will be redeemable and freely transferable. All Shares have equal voting rights. They can be issued as full or fractional Shares. A fractional Share has the same kind of rights and privileges as a full Share on a pro-rata basis. The Shares possess no preemptive or conversion rights.

Each Share of a Fund has one vote (with proportionate voting for fractional Shares) irrespective of the relative net asset value of the Shares. On some issues, such as the election of Directors, all Shares of a Fund vote together as one series. Cumulative voting is authorized. This means that in a vote for the election of Directors, Shareholders may multiply the number of Shares they own by the number of directorships being filled and then allocate such votes to one or more Directors. On issues affecting only a particular Fund, the Shares of the affected Fund vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one Fund.

The Amended and Restated Articles of Incorporation of the Company permit the Company, by resolution of its Board of Directors, to create new series of common Shares relating to new investment portfolios or to subdivide existing series of Shares into subseries or classes. Classes can be utilized to create differing expense and fee structures for investors in the same Fund. Differences can exist, for example, in the sales load, distribution plan fees or administrative services plan fees applicable to different classes of Shares offered by a particular Fund. Such arrangements can enable the Company to tailor its marketing efforts to a broader segment of the investing public with a goal of attracting additional investments in the Funds. The Board of Directors could create additional classes in the future without Shareholder approval. However, any such creation of classes would require compliance with regulations the SEC has adopted under the Investment Company Act of 1940, as amended.